Exhibit 99 (a)


                              LINCOLN BANKSHARES, INC.
                                 101 Boyer Street
                              Lincoln, Arkansas 92933
                                  __________, 1998

Dear Stockholder:

     You are cordially invited to attend a special meeting of the shareholders of Lincoln Bankshares, Inc. (the "Company") to be held at the offices of the Company, 101 Boyer Street, West side of Square, Lincoln, Arkansas 72744, on December 15, 1998, at 11:30 a.m., as set forth in the attached Notice of Special Meeting of Shareholders, for the purpose of voting upon a proposed merger of Lincoln Bankshares, Inc. with and into Simons First National Corporation (the "Merger") pursuant to the terms of an Agreement and Plan of Merger, dated August 25, 1998 and to elect to be governed by the Arkansas Business Corporation Act of 1987. Pursuant to the Merger, shareholders of the Company will receive 30.41445 shares of the Class A common stock of Simmons First National Corporation for each share of the common stock of the Company held, other than shares held by dissenting shareholders and the payment of cash in lieu of the issuance of fractional shares of Simmons stock. Consummation of the Merger will terminate the existence of the Company. The election to be governed by the Arkansas Business Corporation Act of 1987 will be effective only if the Merger is approved.

     Accompanying  this  letter  is a  Notice  of  Shareholders  Meeting,  Proxy
Statement (which includes in Annex II, A.C.A. ss.4-26-1007, a part of the Arkansas Business Corporation Act of 1987 concerning dissenter's rights and in Annex III, Subchapter 13 of the Arkansas Business Corporation Act of 1987 concerning dissenters rights) and Proxy. You are urged to read these materials carefully and promptly. The Proxy Statement contains descriptions of the Merger and the merger agreement, financial information about the Simmons and the Company and other related information. Only by reading the entire Proxy Statement will you be able to obtain sufficient information to enable you to make an informed decision about how to vote on the Merger.

     The owners of at least two-thirds of the shares of common stock of the Company outstanding on October 29, 1998 must be voted in favor of the Plan and the Amendment in order for this action to be approved. In view of the importance of the meeting, it is highly recommended that your shares be represented, whether or not you are able to attend in person.

     The Company's board of directors has approved the Merger and the Agreement and recommends voting FOR approval of the Merger. You are urged to vote FOR the proposition and to complete, date, sign and return the enclosed proxy in the envelope provided.

     I look forward to visiting with you at the meeting.

                                Very truly yours,


=                               Loyd R. Swope
                                President and Chairman of the Board


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